

February 6, 2024

Hope Stawski
President and Chief Executive Officer
Amphitrite Digital Incorporated
6501 Red Hook Plaza, Suite 201-465
St. Thomas, Virgin Islands, U.S., 00802

> **Re: Amphitrite Digital Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 23, 2024**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 31, 2024**
> **File No. 333-275379**

Dear Hope Stawski:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1 filed January 31, 2024

Exhibits
Exhibit 5.1, page 1

1. Counsel states that its opinion "is limited in all respects to the federal laws of the United States of America, and no opinion is expressed with respect to the laws of any other jurisdiction...." Please obtain and file an opinion which also addresses the laws of the registrant's domicile / place of incorporation, the U.S. Virgin Islands. See Staff Legal Bulletin 19 ("SLB 19") at Section II.B.1.a. See also SLB 19 at Section II.B.3.b (counsel may not "carve out" the law of the relevant jurisdiction), and consider the applicability of footnotes 13 and 21 of SLB 19.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brenda Hamilton